Exhibit 99.1

RESTATED

NOTICE TO SHAREHOLDERS
FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2007

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated interim financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the March 31, 2007 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' Involvement

The auditors of Mountain Province Diamonds Inc. have not performed a review of the unaudited consolidated financial statements for the three and nine months ended December 31, 2007 and 2006.

NOTICE OF RESTATEMENT OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been restated as described in Note 11.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	December 31, 2007	March 31, 2007
Assets
Current assets
Cash and cash equivalents	$1,682,329	$179,970
Term deposit	-	275,000
Marketable securities (Note 4)	44,435	4,632
Amounts receivable	148,922	127,487
Advances and prepaid expenses	23,350	11,260
	1,899,036	598,349
Long-term investment (Note 4)	-	920,000
Investment in Camphor Ventures Inc. (Note 5)	-	7,519,747
Mineral properties (Note 6)	42,344,598	1,552,553
Deferred exploration costs (Note 6)	31,028,052	31,017,771
Equipment	-	7,407

Total assets	$75,271,686	$41,615,827

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$210,719	$418,799
Long-term liabilities
Future income tax liabilities	14,523,254	-
Shareholders' equity:
Share capital (Note 7)	85,194,090	66,579,083
Contributed surplus (Note 7)	1,238,852	701,626
Deficit	(25,935,032)	(26,083,681)
Accumulated other comprehensive income (Note 2)	39,803	-
Total shareholders' equity	60,537,713	41,197,028
Total liabilities and shareholders' equity	$75,271,686	$41,615,827

See accompanying notes to unaudited interim consolidated financial statements

Nature of operations (Note 1) Going concern (Note 1)

On behalf of the Board of Directors

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
		December 31,		December 31,
	2007	2006	2007	2006
Expenses:
Amortization	$-	$863	$-	$1,256
Consulting fees (Note 10)	130,018	77,006	368,286	208,858
Interest and bank charges	2,345	250	3,938	719
Office and administration	25,245	12,590	94,529	52,311
Professional fees	63,044	62,352	143,393	181,166
Promotion and investor relations	2,651	17,479	79,820	126,894
Salary and benefits	87,944	31,265	129,291	49,530
Stock-based compensation (Note 7)	-	47,642	-	172,942
Transfer agent and regulatory fees	16,951	26,348	83,865	154,741
Travel	7,707	15,062	57,811	36,225
Net loss for the period before the undernoted	(335,905)	(290,857)	(960,933)	(984,642)
Interest	18,787	6,709	48,401	19,667
Write-down of capital assets		-	(14,239)	-
Write-down of long-term investment	-	(480,000)	-	(480,000)
Gain on sale of investment	-	-	1,075,420	-
Share of loss of Camphor Ventures	-	(62,382)	-	(62,382)
Net (loss) income for the period	(317,118)	(826,530)	148,649	(1,507,357)
Deficit, beginning of period	(25,617,914)	(24,803,245)	(26,083,681)	(24,122,418)
Deficit, end of period	$(25,935,032)	$(25,629,775)	$(25,935,032)	$(25,629,775)
Basic and diluted (loss) income per share	$(0.01)	$(0.01)	$0.00	$(0.03)
Weighted average number of shares outstanding	59,787,685	55,657,835	59,653,113	54,912,232

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Statement of Comprehensive (Loss) Income
(Expressed in Canadian Dollars)
(Unaudited)
(Restated – Note 11)

	Three Months Ended December 31, 2007	Nine Months Ended December 31, 2007
Net (loss) income for the period	$(317,118)	$148,649
Other Comprehensive Income
Unrealized loss on marketable securities	(1,384)	(7,373)
Increase in value of long-term investment	-	795,420
Recycling of gain on sale of long-term investment	-	(1,075,420)
Recycling of opening unrealized gain on long-term investment	-	280,000
Comprehensive (Loss) Income	$(318,502)	$141,276

Consolidated Interim Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
(Unaudited)
(Restated – Note 11)

Balance, on initial adoption of CICA 3855, April 1, 2007
Marketable securities	$47,176
Long-term investment	280,000
Change in fair value of available for sale assets
Marketable securities	481
Long-term investment	680,000
Balance, June 30, 2007	$1,007,657
Increase in value of long-term investment	115,420
Recycling of gain on sale of long-term investment through other comprehensive income	(1,075,420)
Change in fair value of available for sale assets
Marketable securities	(6,470)
Balance, September 30, 2007	$41,187
Change in fair value of available for sale assets
Marketable securities	(1,384)
Balance, December 31, 2007	$39,803

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
		December 31,		December 31,
	2007	2006	2007	2006
Cash flows provided by (used in):
Operating activities
Net (loss) income for the period	$(317,118)	$(826,530)	$148,649	$(1,507,357)
Items not requiring an outlay of cash
Amortization	-	863	-	1,256
Stock-based compensation (Note 7)	-	47,642	-	172,942
Write-down of long-term investment		480,000		480,000
Write-down of capital assets	-	-	14,239	-
Gain on sale of investment	-	-	(1,075,420)	-
Share of loss of Camphor Ventures		62,382		62,382
Changes in non-cash working capital items
Amounts receivable	(5,939)	543	(10,373)	(40,487)
Advances and prepaid expenses	22,909	38,271	(12,090)	(21,401)
Accounts payable and accrued liabilities	(20,990)	(7,148)	(259,918)	44,138
	(321,138)	(203,977)	(1,194,913)	(808,527)
Investing activities
Deferred exploration costs	(3,215)	(4,164)	(10,281)	(84,857)
Term deposit	-	-	275,000	(275,000)
Purchase of equipment		(5,929)		(5,929)
Proceeds from sale of investment	-	-	1,995,420	-
Costs associated with investment in Camphor	-	-	(28,124)	-
Cash contributed by Camphor	-	-	418,206	-
	(3,215)	(10,093)	2,650,221	(365,786)
Financing activities
Shares issued for cash	13,600	112,200	47,051	888,450
Change in cash and cash equivalents during the period	(310,753)	(101,870)	1,502,359	(285,863)
Cash and cash equivalents, beginning of the period	1,993,082	661,459	179,970	845,452
Cash and cash equivalents, end of the period	$1,682,329	$559,589	$1,682,329	$559,589

Supplemental non-cash investing and financing activities (Note 4)

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Nine Months Ended December 31, 2007
(Unaudited)

1.          Nature of Operations and Basis of Presentation

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with third parties (see Note 6), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended December 31, 2007 may not necessarily be indicative of the results that may be expected for the year ending March 31, 2008.

The consolidated balance sheet at March 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended March 31, 2007, except as described in Note 2. For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended March 31, 2007.

2.          Change in Accounting Policies

Effective April 1, 2007, the Company adopted the new CICA Handbook Standards relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)
Section 3855, “Financial Instruments – Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Nine Months Ended December 31, 2007
(Unaudited)

Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of April 1, 2007:

Cash and cash equivalents	Held-for-trading
Marketable securities	Available-for-sale
Amounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities

With respect to embedded derivatives, the Company has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after January 1, 2003 as permitted by the transitional provisions set out in section 3855. The Company did not identify any such embedded derivatives.

There was no impact to the Company upon initial adoption of this section on April 1, 2007.

b)	Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.

c)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, requires enterprises to separately disclose comprehensive income and its components in the financial statements. Further, enterprises are required to present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Major components of Other Comprehensive Income include changes in fair value of financial assets classified as available-for-sale, the changes in fair value of effective cash flow hedging items, and exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Nine Months Ended December 31, 2007
(Unaudited)

3.          Future Accounting Policy Changes

The Company will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing April 1, 2008.

(a)          Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:

(i)      qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)     summary quantitative data about what it manages as capital;
(iii)     whether during the period it complied with any externally imposed capital requirements to which it is subject; and (iv)    when  it  has  not  complied  with  such  externally  imposed  capital  requirements,  the consequences of such non-compliance.

There will be no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements.

(b)          Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. There will be no impact on the Company’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements.

(c)          Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Company’s financial statements as it has not held significant inventories in the past and does not anticipate holding any in the period of initial application.

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Nine Months Ended December 31, 2007
(Unaudited)

4.          Marketable Securities

In July, 2007, the Company sold its 4,000,000 shares in Northern Lion Gold Corp. (“Northern Lion”) for net proceeds of $1,995,420.

The quoted market value of remaining marketable securities at December 31, 2007 was $44,435 (March 31, 2007 - $51,808).

5.          Investment in Camphor Ventures Inc.

During the three months ended June 30, 2007, the Company acquired 9,884,915 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 66 percent of the issued and outstanding common shares of Camphor that the Company did not already own, and bringing the Company’s holdings in Camphor to 100%, and the Company’s interest in the Gahcho Kué project to 49%, with De Beers Canada Exploration Inc. (“De Beers Canada”) holding a 51% interest. A total of 4,052,816 Mountain Province shares were issued in exchange for the Camphor shares. The Company has valued the common shares issued in this transaction based on the market price of the Company’s shares on the various dates the consideration was exchanged.

In addition to the issuance of common shares, the Company took up the 485,000 stock options of Camphor, and exchanged them for 198,850 stock options of the Company. These replacement stock options were valued at their estimated fair market value using the Black-Scholes model with the following assumptions: dividend yield of 0%; expected volatilities of 34% to 64%; risk-free interest rate of 4.64% and expected lives between 2.83 and 10.33 months.

The preliminary allocation of the purchase price is summarized in the table below. This allocation is subject to change.

Purchase price:
4,052,816 Common shares issued in exchange for 9,884,915 Camphor common shares outstanding (net of 4,992,750 shares in Camphor held by the Company)	$18,330,842
Estimated value of the replacement options	774,340
Estimated transaction costs	233,879
Camphor shares previously owned by the Company	7,313,992
$26,653,053
Purchase price allocation
Net current assets	$384,262
Mineral properties	40,792,045
Future income taxes	(14,523,254)
$26,653,053

6.          Mineral Properties and Deferred Exploration

           Acquisition costs:

	December 31, 2007	March 31, 2007
Gahcho Kué Project, opening balance	$1,552,553	$1,552,553
Mineral Acquisition Properties – Camphor acquisition	40,792,045	-
Closing balance, Acquisition costs	$42,344,598	$1,552,553

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Nine Months Ended December 31, 2007
(Unaudited)

6.         Mineral Properties and Deferred Exploration (continued)

           Deferred exploration:

	December 31, 2007	March 31, 2007
Gahcho Kué Project	$31,017,771	$30,929,049
Consulting	-	77,801
Mining lease costs	10,281	10,921
Closing balance, Deferred exploration	$31,028,052	$31,017,771

Gahcho Kué Project:

As of June 20, 2007, the Company holds a 49% interest (see note 5) in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué project.

7.          Share Capital and Contributed Surplus

           (a)        Authorized Unlimited number of common shares without par value

(b)        Issued and fully paid Common shares:

	Number of
	Shares	Amount
Balance, March 31, 2007	55,670,715	$66,579,083
Issuance of shares upon investment in Camphor Ventures Inc. (Note 5)	4,052,816	18,330,842
Issuance of shares upon exercise of options	65,350	47,051
Transfer from contributed surplus upon exercise of options	-	237,114
Balance, December 31, 2007	59,788,881	$85,194,090

(c)       Stock Options and Contributed Surplus

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at December 31, 2007, there were 1,337,432 shares available to be issued under the Plan. The options issued in exchange for Camphor options were granted outside of the Plan with the approval of the Toronto Stock Exchange.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Nine Months Ended December 31, 2007
(Unaudited)

7.          Share Capital and Contributed Surplus (continued)

(c)       Stock Options and Contributed Surplus (continued)

The following table reflects the continuity of stock options during the period, and the related amounts recorded within contributed surplus:
	Stock Options	Weighted Average Exercise Price	Contributed Surplus
Balance, March 31, 2007	410,000	$2.73	$701,626
Options granted in exchange for Camphor options	198,850	0.81	774,340
Options exercised	(65,350)	0.60	(237,114)
Balance, December 31, 2007	543,500	$2.27	$1,238,852

As at December 31, 2007, the Company had the following stock options outstanding:

Expiry Date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)	Weighted Average Remaining Life
January 30, 2008	293,642	82,000	1.15	0.01 years
April 30, 2008	254,610	61,500	0.56	0.04 years
October 1, 2009	189,400	200,000	1.96	0.65 years
November 1, 2010	180,100	100,000	2.63	0.52 years
January 30, 2011	321,100	100,000	4.50	0.57 years
	1,238,852	543,500		1.78 years

Subsequent to December 2007, 82,000 options with an exercise price of $1.1463 each were exercised for proceeds of approximately $94,000.

During the period ended December 31, 2006, the Company recognized $125,300 of stock-based compensation expense related to options granted in November 2005 and January 2006. The stock-based compensation expense was understated in the June 30, 2006 and December 31, 2006 quarters, and in the financial statements for the nine months ending December 31, 2006, the Company reported this understatement and corrected the December 31, 2006 quarter, and year-to-date amounts.

8.          Income Taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited consolidated March 31, 2007 financial statements. The benefits of these losses and the estimated loss for the period are not recognized in these consolidated unaudited interim financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Nine Months Ended December 31, 2007
(Unaudited)

9.          Loss Per Share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to the common shareholders equals the reported loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

10.        Related Party Transactions

In November 2005, the Company entered into a consulting agreement with the President and CEO of the Company. Compensation per the agreement is $12,500 per month.

Effective May 11, 2006, the Company entered into a consulting agreement with the Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services on the basis of time spent.

Included in Consulting Fees expense for nine months ended December 31, 2007 is $112,500 (2006 -$112,500) accrued or paid to the President and CEO of the Company for services rendered, and $85,088 (2006 - $48,337) accrued or paid to the CFO of the Company, each pursuant to consulting agreements with the President and CEO and the CFO respectively.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

11.       Restatement of Interim Financial Statements

In conjunction with finalizing the Company’s June 30, 2008 unaudited interim consolidated financial statements, the Company determined that certain adjustments would be required to these financial statements of December 31, 2007.

Specifically, the Company has restated figures in its Statement of Comprehensive Income in order to revise the amount recorded as unrealized loss on marketable securities. As a result of the restatement, comprehensive income has been reduced by $47,176 to become comprehensive income of $141,276 for the nine-month period. The comprehensive loss amount of $318,502 for the three months ended December 31, 2007 remains unchanged. As well, the presentation of the Statement of Accumulated Other Comprehensive Income has been modified.